RiverSource Life Insurance Co. of New York

20 Madison Avenue Extension

Albany, New York 12203

1.800.541.2251

Four Year Term Insurance Rider

In consideration of the application for this rider and the payment of the cost of insurance, this rider is made a part of the policy. This rider is subject to all policy terms and provisions unless this rider changes them.

Definition of Insured(s)

The persons whose lives are insured by the policy.

Definition of Amount of Insurance

The amount of insurance provided by this rider as shown under Policy Data.

Rider Benefit

If We receive proof satisfactory to Us that the last surviving Insured died during the first four policy years and while the policy and this rider are In Force, We will pay the Amount of Insurance as shown under Policy Data for this rider to the beneficiary. The beneficiary is named in the application for the policy.

Subject to the terms of the policy, the Amount of Insurance payable by this rider to the beneficiary may be applied under one of the payment options shown in the policy.

Monthly Deduction for the Cost of this Rider

While this rider is In Force, a monthly deduction for the cost of the rider is taken from the policy’s value. The amount of the deduction is this rider’s Amount of Insurance, as shown under Policy Data, divided by 1,000 times the monthly cost of insurance rate.

Cost of Insurance Rate

The cost of insurance rate is the rate applied to this rider’s Amount of Insurance to determine the monthly deduction. It is based on each Insured’s sex, Insurance Age, risk classification and the number of years the policy has been In Force.

We may change the cost of insurance rates from time to time. Any change in the cost of insurance rate will apply to all individuals of the same risk class as each of the Insureds. We will determine cost of insurance rates based on our expectations as to future mortality experience. The cost of insurance rates will not exceed the Guaranteed Maximum Monthly Cost of Insurance Rates shown under Policy Data. These rates are based on the CSO Mortality Table shown under Policy Data.

Rider Changes

While this rider is In Force you may decrease this rider’s Amount of Insurance once per policy year by Written Request. Such request may only be made after the first policy year and is subject to the following:

The decrease in the Amount of Insurance will be effective on the Monthly Date on or next following Our receipt of Your Written Request. The Amount of Insurance that remains In Force after a requested decrease may not be less than $50,000.

Effect of Policy Changes on Rider

If the policy’s Specified Amount is reduced for any reason, We will reduce this rider’s Amount of Insurance so that is does not exceed the policy’s new Specified Amount multiplied by 1.22. If this rider’s Amount of Insurance is reduced, the monthly deduction for the cost of this rider will also be reduced.

Rider Termination

This rider will Terminate on the earliest of the following:

1.	the Monthly Date on or next following receipt of Your written request for coverage to end; or

2.	the Expiration Date as shown under Policy Data; or

3.	the date the policy Terminates.

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Rider Reinstatement

If the policy and this rider lapsed as provided in the policy’s grace period provision, this rider may be reinstated prior to the Expiration Date if:

1.	this rider was in effect when the policy lapsed; and

2.	the policy is reinstated; and

3.	the requirements stated below are met.

In order to reinstate coverage for this rider, You must:

1.	provide evidence that both Insureds remain insurable, or evidence for the last surviving Insured and due proof that the first death occurred before the date of lapse; and

2.	pay a premium sufficient to keep this rider in force for three months; and

3.	pay the monthly deductions that were not collected during the grace period.

The effective date of reinstatement will be the Monthly Date on or next following the date we approve the application for reinstatement.

Misstatement of Insured’s Age or Sex

If an Insured’s age or sex has been misstated, the amount payable under this rider upon the last surviving Insured’s death will be the Amount of Insurance, if any, that the rider cost for the policy month during which the last surviving Insured’s death occurred, would have purchased had the cost of the benefits provided under the rider been calculated using the rider cost of insurance rates for the correct age or sex.

Rider Incontestability

The incontestable provision of the policy also applies to this rider.

Rider Suicide Exclusion

The suicide exclusion provision of the policy also applies to this rider.

Rider Effective Date

The effective date of this rider is the Policy Date of the policy unless a different date is shown under Policy Data.

RiverSource Life Insurance Co. of New York

Secretary

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